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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 19 May 2005

BHP Billiton Limited

ABN 49 004 028 077

180 Lonsdale Street

Melbourne Victoria 3000

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Date	19 May 2005
Number	21/05

TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)
BHP BILLITON RESULTS FOR THE HALF YEAR ENDED 31 DECEMBER 2004

BHP Billiton advises that results for the half year ended 31 December 2004, and balance sheet as at 30 June 2004 have been prepared under IFRS.

Application of IFRS has no impact on BHP Billiton's strategy or cash flows. The majority of IFRS have little or no impact on either the Group's financial results as previously reported under UKGAAP, or existing accounting policies.

For the half year ended 31 December 2004, net profit under IFRS of US$2.827 billion was US$70 million higher than under UK Generally Accepted Accounting Principles (UKGAAP).
At 31 December 2004, IFRS attributable shareholders equity was US$14.336 billion, US$10 million lower than under UKGAAP.

Details of the Group's IFRS results, and explanations of differences to those previously reported under UKGAAP are available at www.bhpbilliton.com.

Further information on BHP Billiton can be found on our Internet site: http://www.bhpbilliton.com
Australia Jane Belcher, Investor Relations Tel: +61 3 9609 3952 Mobile: +61 417 031 653 email: Jane.H.Belcher@bhpbilliton.com	United Kingdom Mark Lidiard, Investor & Media Relations Tel: +44 20 7802 4156 email: Mark.Lidiard@bhpbilliton.com

Tracey Whitehead, Investor Relations
Tel: +61 3 9609 4202 Mobile: +61 419 404 978
email: Tracey.Whitehead@bhpbilliton.com

Tania Price, Media Relations
Tel: +61 3 9609 3815 Mobile: +61 419 152 780
email: Tania.Price@bhpbilliton.com

United States
Mark Lidiard, Investor & Media Relations
Tel: US +1 713 599 6100 or UK +44 20 7802 4031
email: Mark.Lidiard@bhpbilliton.com

Alison Gilbert, Investor Relations
Tel: +44 20 7802 4183 Mobile: 44 77 69 93 6227
email: Alison.Gilbert@bhpbilliton.com

Ariane Gentil, Media Relations
Tel: +44 20 7802 4177
email: Ariane.Gentil@bhpbilliton.com

South Africa
Michael Campbell, Investor & Media Relations
Tel: +27 11 376 3360 Mobile: +27 82 458 2587
email: Michael.J.Campbell@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                    The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 19 May 2005